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                               EXHIBIT 99.2

                   DAKOTA TELECOMMUNICATIONS GROUP, INC.

                            POST OFFICE BOX 66
                            29705 453RD AVENUE
                      IRENE, SOUTH DAKOTA 57037-0066
                             (605) 263-3301

To our Stockholders and Employees:

     Enclosed with this letter you will find a prospectus offering for sale shares of the Common Stock of Dakota Telecommunications Group, Inc. (the "Company") at a purchase price of $12.50 per share. The Company is offering up to 400,000 Shares of Common Stock to persons who were stockholders ("Stockholders") of record and/or directors, officers and employees ("Employees") of the Company as of the close of business on January 27, 1998.

     Stockholders and Employees may subscribe for the shares of Common Stock offered in this offering in accordance with the conditions and procedures described in the enclosed prospectus.

     If you wish to purchase shares in this offering, please complete the enclosed Subscription Agreement and return it, together with payment for the purchase price for the shares you wish to purchase, to the Company no later than March 11, 1998. THE OFFERING WILL EXPIRE ON MARCH 11, 1998, AT 5:00 P.M. CENTRAL STANDARD TIME. The enclosed prospectus, which we urge you to read carefully, contains instructions for completing the Subscription Agreement.

     On behalf of the entire Board of Directors and management of the Company, I want to thank you for your continuing support.

                                   Sincerely yours,

                                   /S/ THOMAS W. HERTZ

                                   Thomas W. Hertz
                                   President and CEO